Squire Sanders (US) LLP 221 E. Fourth St., Suite 2900 Cincinnati, Ohio 45202 O +1 513 361 1200 F +1 513 361 1201 squiresanders.com Stephen C. Mahon T +1 513 361 1230 stephen.mahon@squiresanders.com

May 19, 2014

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-3628

Attention: Jay Ingram, Legal Branch Chief

Re:	Advanced Drainage Systems, Inc.
Registration Statement on Form S-1
Filed April 2, 2014
File No. 333-194980

Dear Mr. Ingram:

On behalf of Advanced Drainage Systems, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 29, 2014, relating to the Company’s Registration Statement on Form S-1 (File No. 333-194980) filed with the Commission on April 2, 2014 (the “Registration Statement”). This response letter has been filed on EDGAR, and three courtesy copies have been sent by Federal Express.

The Company is concurrently filing via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For the convenience of the Staff, we are enclosing with this response letter copies of Amendment No. 1 with the relevant new disclosures marked for the Staff’s ease of review.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response thereto. Capitalized terms not defined herein have the meaning given to them in Amendment No. 1 and references in the responses to page numbers are page numbers in Amendment No. 1.

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General

1.	Please be advised that we will process this filing and any amendments without a price range. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

The Company acknowledges the Staff’s comment. The Company respectfully advises the Staff that it intends to disclose in a subsequent amendment to the Registration Statement the price range and any other information derivative of the price range and the number of shares.

2.	Please be advised that we may have additional comments when your IPO price range is disclosed.

The Company acknowledges the Staff’s comment.

3.	We encourage you to file the remaining exhibits, including the legal opinion, as soon as possible. Please understand that we will need adequate time to review these materials before effectiveness.

The Company acknowledges the Staff’s comment.

4.	Please provide us with copies of any artwork or other graphics you intend to use in your prospectus.

The Company acknowledges the Staff’s comment and will provide copies of any artwork or other graphics that the Company intends to use in its prospectus.

5.	Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has completed its review of the underwriter arrangements for this offering and has no objection.

The Company acknowledges the Staff’s comment and will arrange to have FINRA advise the Staff when it has completed its review of the underwriter arrangements for this offering and has no objection.

Inside Front Cover, page i

6.	Please relocate the dealer prospectus delivery obligation to the outside back cover. See Item 502(b) of Regulation S-K.

In response to the Staff’s comment, the Company has relocated the dealer prospectus delivery obligation to the outside back cover.

7.	Please remove the sentence in the second paragraph under the table of contents that advises investors that information is current only as of the date of the prospectus. This

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statement may suggest to investors that you are not responsible for omissions of material facts necessary to make your statements not misleading at the time of sale or contract of sale.

In response to the Staff’s comment, the Company has revised the corresponding disclosure on page i accordingly.

Market and Industry Data, page ii

8.	Please provide supplemental support for the following statements:

•	“We are the leading manufacturer of high performance corrugated pipe” [page 1];

•	your belief that the markets you “serve in the United States represent approximately $10.1 billion of annual revenue opportunity” [page 1];

•	“Our products are generally lighter, more durable, more cost effective and easier to install than comparable alternatives made with traditional materials” [page 1];

•	“[O]ur pipe has been displacing traditional materials, such as reinforced concrete, corrugated steel and polyvinyl chloride, or PVC, across an ever expanding range of end markets. This has allowed us to consistently gain share and achieve above market growth throughout economic cycles” [page 1]; and

•	“These advantages typically provide our thermoplastic pipe with an installed cost advantage of approximately 20% over concrete pipe” [page 3].

Please mark copies of these supplemental materials to highlight the information you are using to support your disclosures. We may have additional comments after we review your response.

The Company is providing the Staff with copies of the support relied upon for the above referenced statements along with a supplemental response letter, dated as of the date hereof (the “Supplemental Response Letter”), provided to the Staff under separate cover, in paper copy, pursuant to Rule 418 under the Securities Act of 1933, as amended. These materials have been marked to highlight the information used to support the statements referenced above. The Supplemental Response Letter also includes information and materials that are responsive to certain other requests from the Staff for supplemental information as described below. The Company hereby requests that all information supplementally provided be returned to the Company upon completion of the Staff’s review and that, pending such return, these materials be withheld from release. The supplemental materials are not being furnished in electronic format, and are not being filed with nor deemed part of the Registration Statement or any amendment thereto.

Prospectus Summary, page 1

Our Company, page 1

9.	Information in your summary should be balanced. While we do note that you have briefly listed a number of risks in the summary, including a risk associated with your

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level of indebtedness, we believe that in addition to your disclosure of net sales, net income, and Adjusted EBITDA, your overview should disclose the amount of your outstanding debt prior to the offering.

In response to the Staff’s comment, the Company has revised the corresponding disclosure on pages 1 and 88 accordingly.

10.	We note your disclosure that you “effectively serve all major markets in all 50 U.S. states.” Please define “major market” in your prospectus. Additionally, please supplementally disclose the major markets you serve in each of the fifty U.S. states.

In response to the Staff’s comment, the Company has revised the corresponding disclosure on pages 1 and 88 to define “major markets” as used in the prospectus. In addition, the Company has supplementally disclosed to the Staff the requested information regarding the major markets served in the Supplemental Response Letter.

11.	Please revise your disclosure that you are the “the only supplier in our industry with a national footprint” to reflect that this is only the case in the corrugated HDPE pipe industry and not in the overall pipe industry.

In response to the Staff’s comment, the Company has revised the corresponding disclosure on pages 1 and 88 to state that the Company is “the only supplier of high performance thermoplastic corrugated pipe in our industry with a national footprint.” In addition, the Company has supplementally disclosed to the Staff supplemental support for such statement in the Supplemental Response Letter.

Our Business Strategy, page 5

Continue our focus on operation excellence, page 5

12.	Please expand upon why your business model inherently has operating leverage.

In response to the Staff’s comment, the Company has revised the corresponding disclosure on page 6 accordingly.

Selectively pursue strategic acquisitions, page 6

13.	Please supplement your disclosure for your belief that you have “become the acquirer of choice” by providing the basis for how you determined this.

In response to the Staff’s comment, the Company has revised the corresponding disclosure on pages 6 and 95 accordingly.

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Statement of Cash Flow Data, page 15

14.	Please revise your disclosure here and in the liquidity and capital resources section to reflect whether there were cash inflows or outflows for each type of classification.

In response to the Staff’s comment, the Company has revised the corresponding disclosure on pages 15, 48 and 67 accordingly.

Risk Factors, page 19

15.	We note your disclosure on page 152 that your amended and restated certificate of incorporation will contain an exclusive forum provision. Please tell us what consideration you gave to including a risk factor discussing the effects of such a provision on your stockholders, including the possibility that the exclusive forum provision may discourage shareholder lawsuits, or limit shareholders’ ability to obtain a favorable judicial forum for disputes with the company, its officers and directors.

In response to the Staff’s comment, the Company has included such a risk factor on pages 38 and 39.

Demand for our products and services could decrease…, page 21

16.	Please explain if the initial cost of your product is more expensive than traditional materials such as concrete, steel, and PVC pipe. If the initial cost of your product is more expensive than these alternative products, please discuss under this risk factor.

In response to the Staff’s comment, the Company has revised the corresponding disclosure on page 20 accordingly.

We may not be able to successful expand…, page 24

17.	This risk factor appears to consider two distinct risks. Please amend this risk factor into two separate risk factors or supplementally provide us with reasoning on why these two risks should be combined.

In response to the Staff’s comment, the Company has revised the corresponding disclosure on page 23 accordingly.

We have substantial fixed costs…, page 25

18.	Please disclose the percentage of your expenses that were fixed costs for each of the past three fiscal years.

In response to the Staff’s comment, the Company has revised the corresponding disclosure on page 24 accordingly with respect to its domestic operations.

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Dividend Policy, page 43

19.	Please disclose the special dividend of $108.1 million you paid to all stockholders of record on January 15, 2014.

In response to the Staff’s comment, the Company has revised the corresponding disclosure on page 43 accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 52

Raw Material Costs, page 54

20.	Please discuss the reasons why your ability to pass through raw material prices to your customers may lag the increase in your costs of goods sold. Additionally, when you were unable to pass through raw material prices during a given reporting period, please discuss the specific reasons why you were unable to do so.

In response to the Staff’s comment, the Company has revised the corresponding disclosure on page 54 accordingly.

Liquidity and Capital Resources, page 69

Working Capital, page 70

21.	Your discussion of operating cash flows appears to repeat information found on the statement of cash flows. Please revise your filing to provide a more robust discussion regarding the primary drivers and other material factors which impacted your operating cash flows, specifically your working capital.

In response to the Staff’s comment, the Company has expanded its disclosures on pages 67 and 68 to provide more robust discussion regarding the primary drivers which impacted the Company’s operating cash flows.

Financing Transactions, page 72

22.	We note your disclosure which states you intend to use the net proceeds from this offering “(together with cash on hand, if necessary)” to repay a portion of your outstanding debt. We note on page 70 that your entire cash balance appears to be held by your foreign subsidiaries and that you intend to indefinitely reinvest you earnings in foreign subsidiaries. Please reconcile these two disclosures.

In response to the Staff’s comment, the Company has revised the corresponding disclosure on pages 12, 42 and 69 to remove the statement that cash on hand may be used to repay a portion of its outstanding debt. The revised disclosure clarifies that the Company intends to use only the net proceeds from this offering to repay a portion of its outstanding debt.

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Critical Accounting Policies, page 73

Goodwill, page 74

23.	We note your disclosure that you did not incur any impairment expense. Please revise your filing to either state that the fair value of your reporting units substantially exceeded the book value or, if not, to quantify the percentage by which fair value exceeded book value. Please also revise your filing to identify any reporting unit where goodwill is at risk of impairment.

In response to the Staff’s comment, the Company has revised the corresponding disclosure on page 71 to state that the fair value of its reporting units exceeded the book value of its reporting units as of the date of its most recent goodwill impairment test by a substantial margin. The Company supplementally advises the Staff that, at its most recent impairment test, the excess margin between fair value and carrying value was at least 360% among its reporting units.

Business, page 92

24.	Please provide all of the financial information about segments that is required by Item 101(b) of Regulation S-K, or include a cross-reference to this data in the financial statements.

In response to the Staff’s comment, the Company has revised the corresponding disclosure on page 89 to include a cross reference to the Company’s financial statements.

Our Strengths, page 93

Experienced management team with successful operating record and significant equity ownership, page 95

25.	Please supplementally disclose how you determined that your cost profile is “industry leading.”

The Company continues to believe that it has an industry-leading cost profile. However, in response to the Staff’s comment, the Company has revised the corresponding disclosure on page 92 to remove the reference to “industry-leading.”

Management, page 111

26.	Please discuss or cross-reference the stockholders agreement on page 144 that enabled ASP ADS Investco to appoint Messrs. Horing, Lovett, and Wolff as directors. See Item 401(a) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the corresponding disclosure on page 112 accordingly.

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Manufacturing Process, page 105

27.	We note your disclosures in several locations within your document indicating you have significant unused production capacity in place. Please disclose your production capacity utilization as a percentage of total capacity for the fiscal periods presented in your document.

In response to the Staff’s comment, the Company has provided to the Staff the requested supplemental support in the Supplemental Response Letter. These materials have been marked to highlight the information used to support the Company’s disclosures.

Corporate Governance, page 114

Director Independence, page 115

28.	Please discuss why you found Mr. Horing to be an independent director when you concluded he was not independent with respect to your audit committee.

The Company respectfully advises the Staff that Mr. Horing is not a member of its audit committee but that Mr. Lovett, who was also appointed to the Company’s board of directors by ASP ADS Investco, LLC, is a member of the Company’s audit committee. As a result, in response to the Staff’s comment, the Company has revised the corresponding disclosure accordingly to provide such a discussion with respect to Mr. Lovett.

Compensation Components, page 124

Annual Cash Incentive Compensation, page 125

Performance Measures, page 126

29.	Please disclose the following items about your Annual Cash Incentive Compensation performance measures:

•	the EBITDA funding trigger amount,

•	the minimum EBITDA and Average Debt Balance thresholds, and

•	the objective and subjective individual objectives for each for each of your named executive officers.

See Item 402(b) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the corresponding disclosure on pages 122, 123 and 124 accordingly.

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30.	We note your EBITDA and Average Debt Balance thresholds are discussed in percentages. Please also include the monetary values of these performance measures when discussing these different thresholds, which may cause you to discuss prior years in order to give context to your current disclosure. See Instruction 2 to Item 402(b) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the corresponding disclosure on page 123 accordingly.

Long-Term Equity Based Compensation, page 126

31.	Please disclose the material terms of your non-qualified stock option grant plan, including the amount of options granted for each named executive officer and whether there were any performance-based conditions to the granting of these options. See Item 402(e)(1)(iv) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the corresponding disclosure on page 125 accordingly.

Description of Employee Stock Ownership Plan, page 145

32.	Please disclose how shares in the employee stock ownership plan are allocated to employees.

In response to the Staff’s comment, the Company has revised the corresponding disclosure on page 145 accordingly. The Company notes that similar disclosure is also contained in the second bullet point on page 142.

Description of Certain Indebtedness, page 155

33.	Please discuss the key terms of your revolving credit facility with respect to your joint venture ADS Mexicana under this section. We note the cross-reference you made under Mexicana Revolving Credit Facility on page 72.

In response to the Staff’s comment, the Company has included the requested disclosure on pages 155 and 156.

Financial Statements

Background and Summary of Significant Accounting Policies

Inventories, page F-11

34.	Given your disclosures regarding significant unused or excess capacity, please tell us and disclose your accounting policy for absorbing fixed manufacturing overheads. Please refer to ASC 330-10-30-3 through 30-7 for guidance.

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In response to the Staff’s comment, the Company has revised the corresponding disclosure on page F-11 to clarify the Company’s accounting policy for the treatment of absorbing fixed manufacturing overhead that relates to production which is not at normal capacity.

Note 21 – Business Segment Information, page F-38

35.	Please modify your document to include product line disclosures or explain to us how you considered ASC 280-10-50-40 in determining not to disclose revenues for groups of similar products. We note on page 99 of your filing, various product offerings within each segment. It’s unclear how your pipe offerings and allied products including chambers, structures, fittings, etc. are sufficiently similar to warrant combined disclosure.

The Company respectfully advises the Staff that based upon the analysis set forth below, the Company believes that the current disclosure regarding the products within the Pipe and Allied Products groups meet the requirement set forth in The Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) 280-10-50-40 for disclosing revenues for groups of similar products.

ASC 280-10-50-40 requires public entities to report revenues from external customers for each product or each group of similar products unless it is impracticable to do so. ASC 280-10-50-40 does not provide a definition of “similar” products. Accordingly, the Company considered the aggregation criteria in ASC 280-10-50-11 in addition to other qualitative factors in determining the appropriate grouping of similar products.

The Company discloses revenues from external customers for Pipe and Allied Products within each of the Company’s segments because the individual products that make up the Pipe and Allied Products groups are sufficiently similar.

Included in the Pipe product group is the Company’s complete line of high performance corrugated high density polyethylene (“HDPE”) and polypropylene (“PP”) pipe, which management believes to be the Company’s core products in providing water management solutions. The various products included in the Allied Products group, which includes storm and septic chambers, structures, fittings and other water management products, are complementary or auxiliary components to the core Pipe products. Collectively, the Pipe and Allied Products provide a comprehensive water management solution to the Company’s customers.

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As noted previously, the Company considered the aggregation criteria of ASC 280-10-50-11 in determining the grouping of similar products for the purpose of disclosing revenues from external customers by product or product group. The Company considered the following in determining the appropriateness of combining various products into the Pipe and Allied Products groups:

	Pipe		Allied Products
Description of products included in each product group	•	Dual Wall Corrugated Pipe	•	Storm and Septic Chambers
	•	HP Storm Pipe and SaniTite HP Pipe	•	Structures
	•	Single Wall Corrugated Pipe	•	Fittings
	•	Triple Wall Corrugated Pipe and Smoothwall HDPE Pipe	•	Water Quality
			•	Construction Fabrics & Geotextiles

Consideration of similar economic characteristics

All products included in the Pipe product group are corrugated HDPE and PP pipe and have a similar cost structure and related profit margin.

The demand for Pipe and Allied Product groups is largely driven by residential and non-residential construction, transportation and related water drainage infrastructure spending and the repair and replacement of aging stormwater management infrastructure.

Products included in the Allied Products group typically have higher profit margins than Pipe products and are sold along with Pipe products as complementary parts to the water management solution package. Additionally, the demand for Pipe and Allied Product groups is largely driven by residential and non-residential construction, transportation and related water drainage infrastructure spending and the repair and replacement of aging stormwater management infrastructure.

Consideration of similar nature of products	All products included in the Pipe product group are corrugated HDPE and PP pipe which are all used for water management solutions.		Allied Products include complementary products to the Pipe products such as storm and septic chambers, PVC drainage structures, fittings and filters, and water quality filters and separators. These products complement the pipe product lines and allow the Company to offer a comprehensive water management solution to its customers.

Consideration of production process	The Company’s investment in custom-designed mold and die tooling allows it to manufacture a variety of corrugated pipe sizes and provides flexibility to meet demand fluctuations in local regions.		Allied Products are generally produced centrally and distributed to our pipe manufacturing locations, to ultimately be shipped with our Pipe products to the end customer.

Consideration of type or class of customer	The Pipe and Allied Products serve the same customers in all 50 U.S. states as well as approximately 90 other countries. The Company’s products are used globally in a diverse range of end markets across non-residential construction, residential construction, agriculture and infrastructure. These end markets include storm sewer systems, agriculture, retail, stormwater retention/detention, on-site septic systems and structures. The Company maintains and services these end markets through strong product distribution relationships with many of the largest national and independent waterworks distributors, a network of hundreds of small to medium-sized distributors across the United States, major national retailers that carry drainage products and a broad variety of buying groups and co-ops in the United States.

Consideration of the methods used to distribute products	The Pipe and Allied Products utilize the same distribution channels which consist of an extensive domestic network of 48 manufacturing plants and 19 distribution centers allowing the Company to effectively serve all major markets in the United States. Internationally, the Company has two manufacturing plants and three distribution centers in Canada, four manufacturing plants in Mexico, four manufacturing plants and five distribution centers in South America and one distribution center in Europe.

* * * * *

The Company has authorized us to acknowledge on its behalf that (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the

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filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the efforts of the Staff and look forward to resolving the above comments as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding Amendment No. 1 or this response letter to Stephen C. Mahon at (513) 361-1230 or Aaron A. Seamon at (614) 365-2759.

Very truly yours,

/s/ Stephen C. Mahon
Stephen C. Mahon

Enclosures

cc:	Joseph A. Chlapaty, Advanced Drainage Systems, Inc.
Fredric L. Smith, Esq., Squire Sanders (US) LLP
Aaron A. Seamon, Esq., Squire Sanders (US) LLP
Kirk A. Davenport II, Esq., Latham & Watkins LLP
Ian D. Schuman, Esq., Latham & Watkins LLP